EXHIBIT 12

Dated 28 May 2003

Polish Enterprise Fund IV, L.P.

and

Telia Sonera AB

AGREEMENT

for the sale and purchase

of

ordinary shares

and

warrants

of

NETIA HOLDINGS S.A.

Linklaters

Warsaw Towers
ul. Sienna 39
7th floor
PL-00-121 Warsaw

Telephone (48-22) 526 5000

Facsimile (48-22) 526 5060

EXHIBIT 12

Agreement for Purchase of Shares and Warrants

This Agreement is made on 28 May 2003 (the “Agreement Date”)

Between:

(1)	Polish Enterprise Fund IV, L.P., an investment fund incorporated in the United States, with its registered office at 1 Exchange Place, Suite 1000, Jersey City, NY 07302, the United States (the “Purchaser”) represented by Enterprise Investors Sp. z o.o., a limited liability company incorporated in the Republic of Poland (“Poland”) and registered under KRS Number 0000007178, with its registered office at ul. Emilii Plater 53, Warsaw, Poland (the “Fund Manager”), which acts on its behalf; and

(2)	Telia Sonera AB with its registered office in Farsta, Sweden, incorporated in Sweden with registered number SE556103-4249 (the “Vendor”),

jointly called (the “Parties”)

Whereas:

The Vendor wishes to sell the Shares and Warrants (as defined below) and the Purchaser wishes to purchase the Shares and Warrants on and subject to the terms of this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Purchaser Amount” has the meaning given in Clause 5.8 (i);

“Adjusted Option Price” has the meaning given in Clause 5.8;

“ADSs” means 50,000 American Depositary Shares, securities issued in the USA on the basis of one ADS equalling four of the Company’s shares;

“ADSs Shares” means 200,000 shares of the Company to be held by the Vendor as a result of conversion of ADSs

“Call Option” has the meaning given in Clause 5.1;

“Closing” has the meaning given in Clause 5.5;

“Company” means Netia Holdings S.A. a joint stock company incorporated in Poland and registered under KRS Number 0000041649, with its registered office at ul. Poleczki 13, Warsaw, Poland;

“Completion” means the transfer of title to the Shares and Warrants in the form of a settlement by the National Depositary of Securities;

“Completion Amount” has the meaning given in Clause 3.1;

“Encumbrance” means any claim, charge, pledge, security, lien, option, equity, power of sale or other third party rights, retention of title, lock-up agreement, right of pre-emption, right of first refusal or security interest of any kind;

“Notification” has the meaning given in Clause 5.4;

“Notice” has the meaning given in Clause 8.4.1;

“Option Price” has the meaning given in Clause 5.1;

“Option Warrants” has the meaning given in Clause 5.1;

“Share Completion Amount” has the meaning given in Clause 3.1.1.

“Shares” means 8,812,520 ordinary shares of the Company, admitted to public trading and listed on the WSE, with nominal value of PLN 2 each, to be sold by the Vendor;

“Share Price” has the meaning given in Clause 3.1;

“Vendor Amount” has the meaning given in the Clause 5.8 (ii);

“Warrants” means 5,650,000 Two Year Warrants of the Company and 5,650,000 Three Year Warrants of the Company, admitted to public trading and listed on the WSE;

“Warrant Completion Amount” has the meaning given in Clause 3.1.2;

“Warrant Price” has the meaning given in Clause 3.1;

“Working Day” means any day other than Saturday or Sunday;

“WSE” means the Warsaw Stock Exchange; and

“WSE Restrictions” has the meaning given in Clause 5.8.

2	Agreement to Sell the Shares and Warrants

2.1	On the terms and conditions stipulated in this Agreement the Vendor obliges itself to sell and the Purchaser obliges itself to purchase the Shares, Warrants, Option Warrants and ADSs Shares free from all Encumbrances and together with all rights and advantages now and hereafter attaching thereto, for the price defined in the Clause 3.1. of the Agreement and within the time defined in the Agreement.

2.2	Subject to Clause 2.3 below, the sale of the Shares and Warrants shall take place on 30 May 2003 (unless otherwise agreed between the Parties, but in any case not later than on 31st July 2003) through an off-session transaction, with the simultaneous intermediary of each Party’s respective brokerage house (Erste Securities as the Purchaser’s broker and CDM PeKaO as the Vendor’s broker) and pursuant to the relevant rules of the WSE. Due to the regulatory requirements of the WSE regarding rounding up or down of the price of securities, the Shares and Warrants may be divided into smaller blocks so that the Shares are purchased at the average price equal to the Share Price and Warrants are purchased at the average price equal to the Warrant Price. The Parties will agree ad hoc the detailed blocks of shares into which the Shares and Warrants may be divided.

2.3	The sale of 200,000 ADSs Shares shall take place on 16 June 2003 (unless otherwise agreed between the Parties, but not later than on 31 July 2003). The Vendor undertakes to take all steps necessary to effect the conversion as soon as it is possible. The Vendor undertakes to notify the Purchaser immediately it is aware of the conversion of ADSs into ADSs Shares. Once the conversion takes place, the Parties oblige themselves to execute the transaction according to the rules applied to the sale of the Shares in this Agreement.

3	Consideration

3.1	Amount

3.1.1	The consideration for the purchase of the Shares shall be the cash sum of PLN 2.85 for each Share (the “Share Price”), making an aggregate amount of PLN 25,115,682 (twenty five million one hundred fifteen thousand six hundred eighty two Polish zlotys) (the “Share Completion Amount”) which shall be paid to the Vendor in accordance with Clause 3.2.

3.1.2	The consideration for the purchase of the Warrants shall be the cash sum of PLN 0.55 for each Warrants (the “Warrant Price”), making an aggregate amount of PLN 6,215,000 (six million two hundred fifteen thousand Polish zlotys) (the “Warrant Completion Amount”) which shall be paid to the Vendor in accordance with Clause 3.2.

3.1.3	The consideration for the purchase of ADSs Shares shall be the cash sum of PLN 2.85 for each share, making an aggregate amount of PLN 570,000 (five hundred seventy thousand Polish zlotys) (the “ADSs Shares Completion Amount”) which shall be paid to the Vendor in accordance with Clause 3.2.

3.1.4	The amount of PLN 31,900,682 (thirty one million nine hundred thousand six hundred eighty two Polish zlotys), being the sum of the Share Completion Amount, the Warrant Completion Amount and the ADSs Shares Completion Amount constitutes the Completion Amount.

3.1.5	Each Party shall pay its own brokerage costs.

3.2	Method of Payment

The Completion Amount shall be paid to the brokerage house of the Purchaser account No 1840000722124910077016 in accordance with the relevant regulations of the WSE and the National Depositary of Securities, which amount will be subsequently transferred to the Vendor account following the settlement of the pertinent transaction in the National Depositary of Securities.

4	Completion

4.1	Settlement

The settlement of the transactions, referred to in Section 2.2 and 2.3 above, by the National Depositary of Securities shall take place within one Working Day from the date of the transaction on WSE (T+1).

4.2	Notification

After the Completion the Parties shall make all the notifications necessary and required by law of the transfer of the Shares, ADSs Shares, Option Warrants and Warrants. Each party bears responsibility for its obligations to make notifications required by law. Each Party undertakes not to disclose in its notifications (if any) the identity of the other Party, unless so required by the mandatory provisions of applicable law.

5	Call Option

5.1	The Parties further agree that the Purchaser shall have the exclusive right to request the Vendor to sell to the Purchaser and, upon receiving such request, the Vendor shall be obligated to sell to the Purchaser or another entity designated by the Purchaser an additional 3,610,445 Two Year Warrants and 3,610,444 Three Year Warrants (“Option Warrants”) at the price (“Option Price”) of PLN 0.55 per each Option Warrant (“Call Option”).

5.2	The Call Option can be exercised at any time by the Purchaser, within 90 days from the date of this Agreement. Until the expiration or execution of the Call Option, the Vendor shall not sell or encumber in any way the Option Warrants.

5.3	The price of the Call Option is PLN 0.10 per each Option Warrant making an aggregate amount of PLN 722,088.90 (seven hundred twenty two thousand eighty eight and 90/100) which shall be paid to the bank account of the Vendor at the Closing (as defined below), or, if so requested by the Purchaser, may be added to the price paid in the off-session transaction on the WSE, as described in Clause 5.5 below. If the Purchaser does not exercise the Call Option within the time-frame defined in Clause 5.2 above, it will pay to the Vendor the price of the Call Option making an aggregate amount of PLN PLN 722,088.90 (seven hundred twenty two thousand eighty eight 90/100). The price of the Call Option shall be paid to the bank account of the Vendor one day after expiration of the 90 days period defined in Clause 5.2 above.

5.4	The Purchaser may exercise the Call Option by delivery of a written notification (the “Notification”) to the Vendor. The Notification shall stipulate the Closing Date, the price at which the Option Warrants are sold and the name of the brokerage house.

5.5	The sale of the Option Warrants (the “Closing”) shall take place within 7 days from delivery of the Notification through an off-session transaction, with the intermediary of each Party’s respective brokerage house (Erste Securities as the Purchaser’s broker and CDM PeKaO as the Vendor’s broker) and pursuant to the relevant rules of the WSE. Due to the regulatory requirements of the WSE regarding rounding up or down of the price of securities, the Option Warrants may be divided into smaller blocks so that the Option Warrants are purchased at the average price equal to the agreed price. The Parties will agree ad hoc the detailed blocks of shares into which the Option Warrants may be divided.

5.6	The settlement by the National Depositary of Securities of the transaction of sale of the Option Warrants shall take place within one Working Day from the date of the Closing (T+1).

5.7	Each Party shall pay its own brokerage costs.

5.8	The Parties hereto agree that if the Closing on the WSE cannot take place at the Option Price because of the price restrictions set forth in Paragraph 158 of the Regulations of the Warsaw Stock Exchange (the “WSE Restrictions”), the Purchaser will retain the right to exercise the Call Option at the price that is higher than the Option Price and is within the limits of the WSE Restrictions and in such case the Parties shall bona fide seek to find other legally available avenues of reaching the same economic goal as envisaged in this Clause 5.

6	Board seat

At the written request of the Purchaser, the Vendor will procure the resignation of Mr. Morgan Ekberg form the supervisory board of the Company. The Vendor shall not procure resignation of Mr. Ekberg within 120 days from the date of this Agreement unless the Purchaser requests so by delivering written request.

7	Indemnity

7.1	The Vendor hereby confirms that the Shares, ADSs Shares, Warrants and Option Warrants do not constitute assets related to the business activities of the Vendor within the meaning of Art. 112 of the Polish Tax Ordinance.

7.2	The Vendor undertakes to indemnify and hold harmless the Purchaser against any claims that could be made by the Polish tax authorities against the Purchaser with regard to any tax liabilities of the Vendor.

8	Other Provisions

8.1	Confidentiality

8.1.1	Subject to Clause 8.1.2, the Vendor and the Purchaser shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement which relates to:

(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(ii)	the Purchaser’s business, financial or other affairs; or

(iii)	the Vendor’s business, financial or other affairs.

8.1.2	Clause 8.1.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or the rules and regulations of any recognised stock exchange;

(ii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing party;

(iii)	the information becomes publicly available (other than by breach of this Agreement);

(iv)	the other party has given prior written approval to the disclosure or use.

8.2	Successors and Assigns

Neither the Purchaser nor the Vendor may, without the prior written consent of the other, assign the benefit of all or any of the other’s obligations under this Agreement, or any benefit arising under or out of this Agreement.

8.3	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties to this Agreement.

8.4	Notices

8.4.1	Any notice or other communication in connection with this Agreement [or with any arbitration under this Agreement] shall be in writing in English (a “Notice”) and shall be sufficiently given or served if delivered or sent:

in the case of the Vendor to Telia Sonera AB:

Address	Mårbackagatan 11 H SE-123 86 Farsta Sweden
Fax:	+46 8 94 64 70
Attention:	General Counsel

in the case of the Purchaser to Enterprise Investors Sp. z o.o.:

Address	ul. Emilii Plater 53 00-113 Warsaw, Poland
Fax:	+48 22 548 85 55
Attention:	Robert Manz/ Rafal Bator

or (in either case) to such other address or fax number in Poland as the relevant party may have notified to the other in accordance with this Clause.

8.4.2	Any Notice may be delivered by hand or, sent by fax or by courier. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received on the next working day in the place to which it is sent, if sent by fax, or 60 hours from the time of posting, if sent by courier, or at the time of delivery, if delivered by hand.

8.5	Invalidity

If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

8.6	Counterparts and Language

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement shall be executed in the English language.

8.7	Other Provisions

This agreement constitutes a preliminary contract within the meaning of the Article 389 of the Civil Code.

8.8	Governing Law

This Agreement shall be governed by and construed in accordance with Polish law.

8.9	Arbitration

In the event the disputing Parties are unable to resolve amicably any dispute hereunder within 90 days following the occurrence of the controversy between the Parties, such dispute shall be finally settled by arbitration in accordance with the ICC Rules of Arbitration in force on the date of this Agreement by an ad hoc arbitration tribunal. The number of arbitrators shall be 3 (Three). The place of arbitration shall be London, England. The language to be used in the arbitral proceeding shall be English. The disputing Parties shall equally share the expenses of the arbitrators and the administrative costs of the arbitration proceedings, but each disputing Party shall bear its own costs and expenses, including fees and expenses of its own legal counsel.

The arbitration decision shall be final and binding upon the Parties.

In witness whereof this Agreement has been duly executed.

SIGNED	)	Robert J. Manz
on behalf of Polish Enterprise Fund IV, L.P.	)

Member of the Management Board

Tadeusz Galkowski

Member of the Management Board

SIGNED	)
on behalf of Telia Sonera AB	)